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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] CHECK THIS BOX IF NO LONGER
     SUBJECT OF SECTION 16. FORM 4
     OR FORM 5 OBLIGATIONS MAY
     CONTINUE. SEE INSTRUCTION 1(B).

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1. Name and Address of Reporting Person

  Sandera Partners, L.P.
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   (Last)               (First)                 (Middle)

  1601 Elm Street, Suite 4000
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                        (Street)

   Dallas                Texas                  75201
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Edge Technology Group, Inc. (EDGE.OB)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   April/2002
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
  (Check all applicable)

   [   ]   Director                     [ X ]   10% Owner
   [   ]   Officer (give title below)   [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

=================================================================================================================================
Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
=================================================================================================================================

                                                                                                               6.
                                                              4.                                5.             Owner-
                                                              Securities Acquired (A) or        Amount of      ship
                                                 3.           Disposed of (D)                   Securities     Form:     7.  Nature
                                                 Transaction  (Instr. 3, 4 and 5)               Beneficially   Direct    of Indirect
                                   2.            Code         -------------------------------   Owned at End   (D) or    Beneficial
1.                                 Transaction   (Instr. 8)                   (A)               of Month       Indirect  Ownership
Title of Security                  Date          ------------     Amount      or     Price      (Instr. 3      (I)       (Instr.
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)               and 4)         (Instr.4) 4)
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

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly




Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
                                                                                                           9.       10.
                                                                                                           Number   Owner-
                                                                                                           of       ship
           2.                                                                                              Deriv-   of
           Conver-                    5.                                 7.                                ative    Deriv-  11.
           sion                       Number of                          Title and Amount                  Secur-   ative   Nature
           or                         Derivative       6.                of Underlying          8.         ities    Secur-  of
           Exer-             4.       Securities       Date              Securities             Price      Bene-    ity:    In-
           cise      3.      Trans-   Acquired (A)     Exercisable and   Instr. 3 and 4)        of         ficially Direct  direct
           Price     Trans-  action   or Disposed      Expiration Date   -----------------      Deriv-     Owned    (D) or  Bene-
1.         of        action  Code     of (D)           (Month/Day/Year)               Amount    ative      at End   In-     ficial
Title of   Deriv-    Date    (Instr.  (Instr. 3,       ----------------               or        Secur-     of       direct  Owner-
Derivative ative     (Month/ 8)       4 and 5)         Date     Expira-               Number    ity        Month    (I)     ship
Security   Secur-    Day/    -------  ---------------- Exer-    tion                  of        (Instr.    (Instr.  (Instr. (Instr.
(Instr. 3) ity       Year)   Code  V   (A)     (D)     cisable  Date     Title        Shares    5)         4)       4)      4)
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
Convertible          04/01/                            12/28/            Common
Note        $1.50     2002   J(1)             946,667   2001             Stock          946,667                $0.00
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Series A
Convertible
Preferred            04/01/                            04/01/            Common
Stock       $0.75     2002    P          2,000          2003             Stock        2,666,667     (2)        2,000    D
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Common
Stock
Purchase
Warrants
(right to            04/01/                            04/01/            Common
purchase)   $1.15     2002    J(3)     533,333          2004    (4)      Stock          533,333     (3)      533,333    D
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

Explanation of Responses:

(1) The Reporting Person elected to use the debt owing under the Convertible Note, consisting of oustanding principal of $1,420,000 plus accrued, unpaid interest of $110,124 as of April 1, 2002, as partial payment for the shares of the Issuer's Series A Convertible Preferred Stock purchased by the Reporting Person from the Issuer. Upon issuance of the shares of Series A Convertible Preferred Stock to the Reporting Person, the Convertible Note was canceled.

(2) The shares of Series A Convertible Preferred Stock were purchased for $1,000 per share, or an aggregate purchase price of $2,000,000.

(3) The Reporting Person received the warrants in connection with the closing of the Issuer's offering of its Series A Convertible Preferred Stock.
     No consideration was allocated to the warrants.

(4)  The warrants, if not exercised sooner, terminate on the earlier of
     (i) the fourth anniversary of the date of issuance, or (ii) the date of a "Deemed Liquidation." "Deemed Liquidation" is defined in the warrant agreement as (A) any liquidation, dissolution, winding up of the Issuer, (B) any sale, conveyance or disposition of all or substantially allof the Issuer's property or business, (C) any merger or consolidation of the Issuer with any other corporation (other than a wholly-owned subsidiary), or (D) any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Issuer will not immediately after such acquisition or transaction, be held by the Company's stockholders of record as constituted immediately prior to such acquisition or transaction, provided that a merger effected exclusively for the purpose of changing the domicile of the Issuer shall not constitute a Deemed Liquidation event.



SANDERA PARTNERS, L.P.

By:  Sandera Capital Management, L.P., its
      general partner

    By: Sandera Capital, L.L.C., its general
          partner


        By:  J. KEITH BENEDICT                         May 9, 2002
           ------------------------------------       -------------
           J. Keith Benedict, Vice President               Date
           **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.